金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

GOLD PEAK

April 28, 2004

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4,
Judiciary Plaza,
450 Fifth Street, N.W.,
Washington, D.C. 20549
U.S.A.

EXEMPTION # 82-3604

Dear Sirs,

Gold Peak Industries (Holdings) Limited

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the below listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
SC1-Return of Allotments	March 12, 2004
SC1-Return of Allotments	April 15, 2004
SC1-Return of Allotments	April 27, 2004
Announcement of Completion of the Consolidation Transactions	April 26, 2004

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

Wong Man Kit
Deputy General Manager

dw 5/4

Encl.

Exemption#82-3604

CR

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

RECEIVED
2004 APR 30 A 10: 05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

重要事項 Important Notes

- 填表前請參閱《填表須知》。請用黑色墨水列印。
- Please read the accompanying notes before completing this form. Please print in black ink.

公司編號 **Company Number**: 54055

1 公司名稱 Company Name

Gold Peak Industries (Holdings) Limited

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	10	03	2004
至 To			

3 本次股份分配的總款額 Totals of this Allotment

(註 Note 8)

	貨幣單位 Currency	款額 Amount
已繳及應繳的總面額 **Total** Nominal Amount Paid and Payable	HKD	42,500
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HKD	97,150

4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	271,095,033.50

(註 Note 3) **提交人的資料 Presentor's Reference**

Gold Peak Industries (Holdings) Limited
8/F., Gold Peak Building
30 Kwai Wing Road
Kwai Chung, N.T.
Hong Kong

電話 Tel: 2427 1133 傳真 Fax: 2401 0549

電郵地址 E-mail Address:

請勿填寫本欄 For Official Use

Your Receipt
Companies Registry
H.K.

12/03/2004 AA205879
CR No. : -054055-
Sh. Form : SC1

表格 Form **SC1**

公司編號 Company Number

54055

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	25,000	0.50	1.17	Nil	0.67	16,750
Ordinary	60,000	0.50	1.84	Nil	1.34	80,400

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Nil						

(註 Note 10)

分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

表格 Form **SC1**

公司編號 **Company Number**

54055

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class Ordinary	類別 Class
Wong Kwok Ho	Room 311, Lee Hing House Lee On Estate, Ma On Shan, N.T.	40,000	
Kwong Yee Mui	Suite 2007, 20/F., Tower A Galaxia, 3 Lung Poon Street Diamond Hill, Kowloon	20,000	
Wong Pui Pui	Flat G, 16/F., Block 12 Charming Garden 8 Hoi Ting Road Mongkok, Kowloon	25,000	
	各類別股份分配的總數 Total Shares Allotted by Class	85,000	

簽署 Signed :

姓名 Name : Wong Man Kit

~~董事 Director~~／秘書 Secretary *

日期 Date : 12/03/2004

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

CR

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s.45(1))

RECEIVED
2004 APR 30 A 10: 06
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CO Exemption#82-3604

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

54055

1 公司名稱 Company Name

Gold Peak Industries (Holdings) Limited

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	14	04	2004
至 To			

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HKD	17,500
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HKD	46,900

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	271,112,533.50

(註 Note 3) **提交人的資料 Presentor's Reference**

Gold Peak Industries (Holdings) Limited
8/F., Gold Peak Building
30 Kwai Wing Road
Kwai Chung, N.T.
Hong Kong

電話 Tel: 2427 1133 傳真 Fax: 2401 0549

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

Your Receipt
Companies Registry
H.K.

15/04/2004 DD544959
CR No. : -054055-
Sh. Form : SC1
08 $47.00

表格 Form **SC1**

公司編號 Company Number: 54055

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	35,000	0.50	1.84	Nil	1.34	46,900

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Nil						

(註 Note 10) 分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

表格 Form **SC1**

公司編號 Company Number

54055

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class 類別 Class Ordinary	類別 Class
Lam Wing Yee	Flat H, 1/F., Block 11, Glorious Garden Tuen Mun, N.T.	20,000	
Lee Lai Hing	Room 2508, Tsz Ping House Tin Tsz Estate, Tin Shui Wai N.T.	15,000	
	各類別股份分配的總數 Total Shares Allotted by Class	35,000	

簽署 Signed : [signature]

姓名 Name : Wong Man Kit

~~董事 Director~~／秘書 Secretary *

日期 Date : 15/04/2004

日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

CR

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s.45(1))

Exemption#82-3604

表格 Form **SC1**

RECEIVED
2004 APR 30 A 10:06
OFFICE OF INTERNATIONAL CORPORATE FINANCE

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

54055

1 公司名稱 Company Name

Gold Peak Industries (Holdings) Limited

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 From

日 DD	月 MM	年 YYYY
26	04	2004

至 To

日 DD	月 MM	年 YYYY

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 **Total** Nominal Amount Paid and Payable	HKD	107,500
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HKD	282,250

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	271,220,033.50

(註 Note 3) **提交人的資料 Presentor's Reference**

Gold Peak Industries (Holdings) Limited
8/F., Gold Peak Building
30 Kwai Wing Road
Kwai Chung, N.T.
Hong Kong

電話 Tel: 2427 1133 傳真 Fax: 2401 0549

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

Your Receipt
Companies Registry
H.K.

27/04/2004 AA217169
CR No. : -054055-
Sh. Form : SC1
08 $283.00

表格 Form **SC1**

公司編號 Company Number: 54055

5 本次股份分配的詳情 **Details of this Allotment**

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	200,000	0.50	1.84	Nil	1.34	268,000
Ordinary	15,000	0.50	1.45	Nil	0.95	14,250

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Nil						

(註 Note 10) 分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

表格 Form **SC1**

公司編號 Company Number

54055

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class 類別 Class Ordinary	類別 Class
Yu Yat Cheung, Kenneth	Flat A, 7/F., Block 2, Highland Park 11 Lai Kong Street, Lai King, N.T.	110,000	
Lui Lai Si	Room 1705, Tower 5, Goodview Garden Tuen Mun, N.T.	30,000	
Chung Yu Yan	No. 146 Chung Uk Tsuen, Tuen Mun, N.T.	30,000	
Leung Chuen Chun	G/F., 502D Tin Sam Tsuen Pat Heung, Yuen Long, N.T.	45,000	
	各類別股份分配的總數 Total Shares Allotted by Class	215,000	

簽署 Signed：

姓名 Name：Wong Man Kit

~~董事 Director~~／秘書 Secretary *

日期 Date：27/04/2004

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Exemption#82-3604

SCMP April 26, 2004

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

COMPLETION OF THE CONSOLIDATION TRANSACTIONS

On 5 December 2003, the Directors announced details of the possible major transactions or very substantial acquisitions for the Company which were duly approved at the EGM held on 31 December 2003. On 23 April 2004, pursuant to GP Industries acquiring shares in CIH in the open market, the possible very substantial acquisitions occurred. As a result, the shareholding of GP Industries in CIH has increased to approximately 54.0% and the financial results, and assets and liabilities of CIH will be consolidated into the financial statements of GP Industries and the Company.

The directors (the "Directors") of Gold Peak Industries Holdings Limited (the "Company") announced on 5 December 2003, details of the possible major transactions or very substantial acquisitions for the Company due to the Consolidation Transactions and the Deconsolidation Transactions, if and when they occur (the "Announcement"). Terms used in this announcement shall have the same meanings as defined in the Announcement. On 15 December 2003, a circular was issued to the shareholders of the Company providing information on the possible major transactions or very substantial acquisitions.

On 31 December 2003, the possible major transactions or very substantial acquisitions were duly approved at the EGM.

On 23 April 2004, pursuant to GP Industries acquiring shares in CIH Limited ("CIH", formerly known as Clipsal Industries (Holdings) Limited) in the open market, the possible very substantial acquisitions occurred. As a result, the shareholding of GP Industries in CIH has increased to approximately 54.0% and the financial results, and assets and liabilities of CIH will be consolidated into the financial statements of GP Industries and the Company.

The Directors confirm that except for the completion of the Clipsal Transactions, as announced by the Company on 22 December 2003, no material change has taken place from the time of the Announcement to the date of this announcement.

As at the date of this announcement, the board of Directors of the Company consists of Mr. Victor Lo Chung Wing, Mr. Andrew Ng Sung On, Mr. Kevin Lo Chung Ping, Mr. Paul Lo Chung Wai, Mr. Leung Pak Chuen, Mr. Richard Ku Yuk Hing, Mr. Andrew Chuang Siu Leung, Mr. Chau Kwok Wai and Mr. Raymond Wong Wai Kan as executive Directors, Mr. John Lo Siew Kiong as non-executive Director and Mr. Vincent Cheung Ting Kau and Mr. Lui Ming Wah as independent non-executive Directors.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, 23 April 2004

www.goldpeak.com